

14046755

UNI
SECURITIES AND 1
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01|01|13__ AND ENDING__12/31/13__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **N GC FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__36-01 208th Street__

(No. and Street)

__Bayside__ __NY__ __11361__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Neil G. Carousso__ __718-423-1100__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Patke & Associates, Ltd__

(Name – if individual, state last, first, middle name)

__300 Village Green Drive, Suite 210, Lincolnshire, Il 60069__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Neil G. Carousso__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __NGC Financial, LLC__ , as of __December 31__ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____

_____

_____

_____
Signature

__Chief Compliance Officer__
Title

_____
Notary Public

PUI SAN SUSAN LAU
Notary Public, State of New York
No. 01LA6213740
Qualified in Queens County
Commission Expires Nov. 16, 201_7_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NGC FINANCIAL, LLC

(A New York Limited Liability Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2013

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01|01|13__ AND ENDING __12/31/13__

                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NGC FINANCIAL, LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

__36-01 208th Street__
(No. and Street)

__Bayside__   __NY__   __11361__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Neil G. Carousso__   __718-423-1100__

                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Patke & Associates, Ltd__
(Name – if individual, state last, first, middle name)

__300 Village Green Drive, Suite 210, Lincolnshire, Il 60069__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

1

OATH OR AFFIRMATION

I, _Neil G. Carousso_ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

NGC Financial, LLC , as

of _December 31_ , 20 _13_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

_____
Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
NGC Financial, LLC
Bayside, New York

Report on the Financial Statements

We have audited the accompanying financial statements of NGC Financial, LLC (a New York limited liability company), which compromise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGC Financial, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Pathe & Associates, Ltd.

Lincolnshire, Illinois
February 24, 2014

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash and cash equivalents	$	252,542
Receivables from clearing organizations		81,068
Other assets		13,282
Total assets	$	346,892
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	17,471
Commissions payable		2,144
Total liabilities		19,615
Member's Equity		327,277
Total liabilities and member's equity	$	346,892

The accompanying notes are an integral part of these financial statements.

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Revenue		
Commissions and fees	$	502,676
Total revenue		502,676
Expenses		
Compensation and related benefits		35,615
Commission expense		11,675
Communication		1,200
Occupancy and equipment		7,200
Regulatory fees and expenses		8,765
Insurance		12,991
Other expenses		7,295
Total expenses		84,741
Net income	$	417,935

The accompanying notes are an integral part of these financial statements.

6

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

Balance at beginning of year	$	381,042
Net income		417,935
Member distributions		(471,700)
Balance at end of year	$	327,277

The accompanying notes are an integral part of these financial statements.

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Operating Activities	
Net income	$ 417,935
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) in receivables from clearing organizations	(6,186)
(Increase) in other assets	(1,664)
Increase in accounts payable and accrued expenses	13,805
(Decrease) in commissions payable	(305)
Net cash provided by operating activities	423,585
Financing Activities	
Member distributions	(471,700)
Net cash (used in) financing activities	(471,700)
Net (decrease) in cash and cash equivalents	(48,115)
Cash and cash equivalents at beginning of year	300,657
Cash and cash equivalents at end of year	$ 252,542

The accompanying notes are an integral part of these financial statements.

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

ORGANIZATION AND NATURE OF BUSINESS

NGC Financial, LLC (the "Company"), a New York limited liability company, was organized on March 1, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to SEC rule 15c3-3 (k) (I), limiting business to the distribution of mutual funds and/or variable life insurance and annuities. The Company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

RECEIVABLES FROM CLEARING ORGANIZATIONS

Commissions are paid directly from clearing organizations. Amounts receivable from clearing organizations are paid within 90 days after the commission is earned. Therefore, no allowance for doubtful accounts has been recorded at December 31, 2013.

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to mutual funds and variable life insurance and annuities which carry the customer accounts. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund.

SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company is organized in the State of New York as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based the Company's income and expenses as reported for income tax purposes.

Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The single member, individually, files federal and state tax returns including the operations of the Company. The 2010 through 2013 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2013, the Company had a net capital requirement of $5,000 and a net capital of $235,071 or $230,071 in excess of the minimum net capital requirements.

RELATED PARTY TRANSACTIONS

The Company leases office facilities and telephone services on a month-to-month basis from its single member for an annual charge of $7,200 and $1,200, respectively. Any unpaid charges are recorded as due to member on the statement of financial condition and repaid with available cash flow of the Company. These unsecured amounts bear no interest or due dates. There were no amounts due to the Company's sole member at December 31, 2013 for these charges.

CONCENTRATION OF CREDIT RISK

The Company maintained cash deposits with its bank that at times during the year ended December 31, 2013 exceeded the insurance provided by the Federal Deposit Insurance Corporation ("FDIC").

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

SUBSEQUENT EVENTS

Management evaluated subsequent events through February 24, 2014, the date the financial statements were available to be issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013

Net Capital

Total member's equity	$	327,277
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		327,277
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total member's equity and allowable subordinated liabilities		327,277
Deductions/charges:		
Nonallowable assets:		
Receivables from non-customers		78,924
Other assets		13,282
Other deductions and/or charges		92,206
Net capital	$	235,071

Computation of basic net capital requirement

Minimum net capital required	$	1,308
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital required		5,000
Excess net capital		230,071
Net capital less 120% of minimum dollar net capital	$	229,071

Computation of aggregate indebtedness

Total aggregate indebtedness	$	19,615
Percentage of aggregate indebtedness to net capital		8.34%

Net capital reconciliation per uniform net capital rule 15c3-1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17 A-5 as of December 31, 2013.

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

SCHEDULE II
REQUIREMENTS UNDER RULE 15c3-3
YEAR ENDED DECEMBER 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2013, the Company operated on a fully disclosed basis and did not hold customer funds or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2013, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

SCHEDULE III - INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5(g)1

To the Managing Member of
NGC Financial, LLC

In planning and performing our audit of the financial statements of NGC Financial, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

Lincolnshire, Illinois
February 24, 2014